As filed with the Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025267

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION
21557 Telegraph Road
Southfield, Michigan 48086-5008



SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as "the Plans," are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3, as listed in the Summary Table of Contents and incorporation herein by this reference. The consent of PricewaterhouseCoopers LLP attached hereto as an Exhibit is a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 26, 2003.

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation, as Plan Administrator

By: ____________________
Name: Roger A. Jackson
Title: Senior Vice President – Human Resources

Lear Corporation Salaried Retirement Savings Plan

Financial Statements
As of December 31, 2002 and 2001

Lear Corporation
Salaried Retirement Savings Plan
Contents
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Salaried Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2003

000005

Lear Corporation
Salaried Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 47,873,154	$ 41,880,687
Lear Corporation Stock Fund	42,780,859	52,090,244
SSGA S&P 500 Index Fund	23,061,559	26,980,680
Davis New York Venture Fund	20,859,246	25,364,461
MFS Emerging Growth Fund	12,596,736	17,458,519
Dodge & Cox Balanced Fund	28,931,457	24,498,179
EuroPacific Growth Fund	10,043,622	10,643,733
MFS Massachusetts Investors Growth Stock Fund	6,865,777	8,452,583
Bond Fund of America	9,313,804	7,528,272
Schwab Personal Choice Retirement Account	3,884,153	3,697,897
Vanguard Long-Term U.S. Treasury Portfolio Fund	8,808,358	5,004,635
Dreyfus Premier Balanced Fund	-	898,548
Total investments	215,018,725	224,498,438
Receivables		
Participant loans	6,819,916	5,797,523
Employer contributions	-	5,847,439
Employee contributions	1,806,724	1,936,385
Accrued interest	-	93,586
Total receivables	8,626,640	13,674,933
Cash equivalents	1,828,483	1,659,208
Total assets	225,473,848	239,832,579
Liabilities		
Pending distributions	151,355	-
Accrued expenses	904,794	85,368
Total liabilities	1,056,149	85,368
Net assets available for benefits	$ 224,417,699	$ 239,747,211

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (29,686,937)
Interest and dividend income	3,437,931
	(26,249,006)
Employee contributions	30,342,825
Transfers in	249,686
Total additions	4,343,505
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(16,920,735)
Transfers out	(639,692)
Forfeitures	(992,357)
Administrative expenses	(1,120,233)
Total deductions	(19,673,017)
Net decrease	(15,329,512)
Net assets available for benefits	
Beginning of year	239,747,211
End of year	$ 224,417,699

The accompanying notes are an integral part of the financial statements.

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, assets from the Lear Donnelly Overhead Systems Plan were transferred to this plan.

Effective January 1, 2002, salaried employees formerly employed by Versatrim became entitled to participate under this Plan and were credited with prior service in accordance with the Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility
All full-time, non-union U.S. salaried employees of the Company who have completed one month of service and all part-time, non-union U.S. salaried employees who have completed 1,000 hours of service in one year, are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

Contributions
Participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. Beginning in 2002, Company contributions were suspended from the Plan. Employer contributions received during 2002 represent receivables from the prior year. Receivables from the prior year were $5,847,439. Forfeitures of $992,357 were applied against this balance. This is presented as a deduction in the statement of changes in net assets available for benefits.

Prior to March 15, 2002, Company matching contributions were restricted to investment in the Lear Corporation Stock Fund until attainment of age 57. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2003, all Company matching contributions credited to participant accounts for calendar year 2002 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts
Each participant's account is credited with the (a) participant's contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

Investment Options
The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund -	Money Market Fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries and asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 Index.
Davis New York Venture Fund -	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific Fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.

Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of the Standard and Poor's 500 Index and investment grade bonds.
Schwab Personal Choice Retirement Account -	Brokerage account administered by Schwab. Any fund in the Schwab family of funds selected by the participants, including stocks, bonds, mutual funds, money market funds, etc.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

Vesting of Benefits
Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company's contributions and earnings thereon at a rate of 20 percent per year and is 100 percent vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures
At December 31, 2002, forfeitures of nonvested accounts totaled $616,120. These accounts will be used to reduce future employer contributions, in the event Company contributions are reinstated.

Distribution of Benefits
Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event termination occurred after age 55, until age 70-1/2.

Priorities Upon Termination of the Plan
In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100 percent vested and nonforfeitable. The Company currently has no intention to terminate the Plan.

Participant Loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayments of any loan are made through employee payroll deductions, generally over a period of

five years or less. Participant loans as of December 31, 2002 and 2001 were $6,819,916 and $5,797,523, respectively.

Hardship Withdrawals
No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on a trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Company. These transactions are exempt transactions with a party-in-interest.

4. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

5. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (25,827,282)
Lear Corporation Stock Fund	(3,859,655)
	$ (29,686,937)

6. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2002

Lear Corporation Stock Fund	$ 42,780,859

Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Realized gains	$ 4,170,921
Net depreciation in fair value of investment	(8,030,576)
Interest and dividend income	28,441
Employee contributions	2,603,649
Forfeitures	(962,651)
Loan repayment	43,322
Net transfers and rollovers	(3,946,409)
Withdrawals of participants' accounts	(3,216,082)
Net decrease	(9,309,385)
Net assets available for benefits	
Beginning of year	52,090,244
End of year	$ 42,780,859

7. Subsequent Events

Effective April 1, 2003, the Plan replaced State Street Corporation as Trustee with Northern Trust Company.

Effective April 1, 2003, the Company entered into a new agreement with Franklin Templeton to add three new investment options to the Plan.

Effective April 1, 2003, the Plan reinstated Company matching contributions.

Lear Corporation
Salaried Retirement Savings Plan
EIN: 13-3386776 PN: 002
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	38,755,840	$ 47,873,154
*	Lear Corporation	Lear Corporation Stock Fund	4,363,483	42,780,859
	SSGA Funds	SSGA S&P 500 Index Fund	1,589,223	23,061,559
	Davis Funds	Davis New York Venture Fund	996,199	20,859,246
	MFS Funds	MFS Emerging Growth Fund	587,189	12,596,736
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	476,546	28,931,457
	American Funds	EuroPacific Growth Fund	437,300	10,043,622
	MFS Funds	MFS Massachusetts Investor Growth Stock Fund	743,872	6,865,777
	American Funds	Bond Fund of America	733,370	9,313,804
	Schwab Funds	Schwab Personal Choice Retirement Account	5,422,667	3,884,153
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	798,973	8,808,358
				215,018,725
	Participant Loans at an interest rate ranging from 5.75% to 10.5%			6,819,916
				$ 221,838,641

* Denotes party-in-interest

000014

Lear Corporation Hourly Retirement Savings Plan

Financial Statements
As of December 31, 2002 and 2001

Lear Corporation
Hourly Retirement Savings Plan
Contents
December 31, 2002 and 2001

Page(s)



PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation
Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
May 16, 2003

000017

Lear Corporation
Hourly Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 52,488,983	$ 45,456,887
SSGA S&P 500 Index Fund	10,388,877	11,585,479
Davis New York Venture Fund	9,920,302	11,450,498
Lear Corporation Stock Fund	17,551,203	17,591,937
Dodge & Cox Balanced Fund	18,211,922	14,403,824
MFS Emerging Growth Fund	5,554,249	7,352,197
Dreyfus Premier Balanced Fund	-	4,594,406
EuroPacific Growth Fund	4,086,821	4,090,097
MFS Massachusetts Investors Growth Stock Fund	2,462,525	2,691,889
Bond Fund of America	7,149,077	6,129,904
Vanguard Long-Term U.S. Treasury Portfolio Fund	4,647,624	2,061,914
Total investments	132,461,583	127,409,032
Receivables		
Participant loans	9,186,879	7,435,176
Employer contributions	893,485	1,057,250
Employee contributions	1,005,550	943,258
Accrued interest and dividends	-	181,530
Total receivables	11,085,914	9,617,214
Cash equivalents	699,302	626,747
Total assets	144,246,799	137,652,993
Liabilities		
Accrued expenses	111,821	43,968
Excess contributions payable	1,743	16,725
Pending distributions	526,095	104,888
Total liabilities	639,659	165,581
Net assets available for benefits	$ 143,607,140	$ 137,487,412

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Hourly Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Addition to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (13,464,152)
Interest and dividend income	2,402,861
	(11,061,291)
Contributions	
Employee contributions	15,111,339
Employer contributions	12,652,248
	27,763,587
Total additions	16,702,296
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(8,812,886)
Administrative expenses	(779,135)
Transfers out	(990,547)
Total deductions	(10,582,568)
Net increase	6,119,728
Net assets available for benefits	
Beginning of year	137,487,412
End of year	$ 143,607,140

The accompanying notes are an integral part of the financial statements.

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, assets from the Lear Donnelly Overhead Systems Plan were transferred to this plan.

Effective January 1, 2002, hourly employees formerly employed by Versatrim became entitled to participate under this Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility

Generally, all full-time hourly employees of the Company who have completed two months to one year of service, as defined in the Plan agreement, and all part-time hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions

In general, participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. The Company's matching contributions are generally 25 percent, up to the first 4 percent, of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. The primary contribution formula is based on the number of hours worked by the employee.

Prior to March 15, 2002, Company matching contributions were restricted to investment in the Lear Corporation Stock Fund until attainment of age 57. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2003, all Company matching contributions credited to participant accounts for calendar year 2002 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts

Each participant's account is credited with the (a) participant's contributions, (b) the Company's contribution, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

Investment Options
The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund -	Money Market Fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries and asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 Index.
Davis New York Venture Fund -	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific Fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of Standard and Poor's 500 Index and investment grade bonds.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon and generally, immediately vested in the Company's primary contributions and actual earnings thereon regardless of length of service. A participant generally becomes vested in the Company's matching contributions and earnings thereon at a rate of 20 percent per year and is 100 percent vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures

At December 31, 2002, forfeitures of nonvested accounts totaled $160,909. These accounts will be used to reduce future employer contributions.

Distribution of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- In-service withdrawal of the participant at age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event that termination occurred after age 55, until age 70-1/2.

Priorities Upon Termination of the Plan

In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100 percent vested and nonforfeitable. The Company currently has no intention to discontinue employer contributions or terminate the Plan.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 2002 and 2001 were $9,186,879 and $7,435,176, respectively.

Hardship Withdrawals
No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on the trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $1,743 and $16,725 have been reflected in the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001, respectively.

4. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Company. These transactions are exempt transactions with a party-in-interest.

Lear Corporation
Hourly Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

5. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (11,070,109)
Lear Corporation Stock Fund	(2,394,043)
	$ (13,464,152)

7. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2002

Lear Corporation Stock Fund	$ 17,551,203

Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Realized gains	$ 1,354,476
Net depreciation in fair value of investment	(3,748,519)
Interest and dividend income	10,699
Employee contributions	1,999,230
Company matching contributions	3,747,473
Loan repayment	47,194
Net transfers and rollovers	(1,137,427)
Withdrawals of participants' accounts	(2,313,860)
Net decrease	(40,734)
Net assets available for benefits	
Beginning of year	17,591,937
End of year	$ 17,551,203

8. Subsequent Events

Effective April 1, 2003, the Plan replaced State Street Corporation as Trustee with Northern Trust Company.

Effective April 1, 2003, the Company entered into a new agreement with Franklin Templeton to add three new investment options to the Plan.

Lear Corporation
Hourly Retirement Savings Plan
EIN: 13-3386776 PN: 020
Schedule 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	42,392,506	$ 52,488,983
	SSGA Funds	SSGA S&P 500 Index Fund	715,880	10,388,877
	Davis Funds	Davis New York Venture Fund	473,520	9,920,302
*	Lear Corporation	Lear Corporation Stock Fund	1,808,498	17,551,203
	Dodge & Cox	Dodge & Cox Balanced Fund	299,813	18,211,922
	MFS Funds	MFS Emerging Growth Fund	258,840	5,554,249
	American Funds	EuroPacific Growth Fund	177,936	4,086,821
	MFS Funds	MFS Massachusetts Investors Growth Stock Fund	266,716	2,462,525
	American Funds	Bond Fund of America	5,095,667	7,149,077
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	395,177	4,647,624
				132,461,583
	Participant Loans at an interest rate ranging from 5.75% to 10.5%			9,186,879
				$ 141,648,462

000026

Lear Corporation
Hourly 401(k) Savings Plan
Financial Statements
As of December 31, 2002 and 2001

Lear Corporation
Hourly 401(k) Savings Plan
Contents
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2003

000029

Lear Corporation
Hourly 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Fidelity Retirement Money Market Fund	$ 1,547,781	$ 1,451,660
Fidelity U.S. Bond Index Fund	979,180	1,003,121
Income Funds	192,486	138,340
Balanced Funds	219,340	186,509
Spartan U.S. Equity Index Fund	289,883	414,828
Growth and Income Fund	713,099	513,336
Fidelity Blue Chip Fund	298,450	254,402
Growth Funds	1,384,339	1,379,865
International Funds	123,984	120,237
Lear Corporation Stock Fund	241,476	316,970
Total investments	5,990,018	5,779,268
Participant loans	399,485	298,462
Participant contributions receivable	460	-
Total assets	6,389,963	6,077,730
Liabilities		
Excess contributions payable	4,391	57,717
Net assets available for benefits	$ 6,385,572	$ 6,020,013

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Hourly 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (668,770)
Interest and dividend income	148,009
	(520,761)
Participant contributions	1,675,001
Total additions	1,154,240
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(782,113)
Administrative expenses	(6,568)
Total deductions	(788,681)
Net increase	365,559
Net assets available for benefits	
Beginning of year	6,020,013
End of year	$ 6,385,572

The accompanying notes are an integral part of the financial statements.

1. Plan Description

Effective September 1, 1998, Lear Corporation (the "Company") adopted The Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the "Plan") for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company's acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility
All U.S. hourly employees employed at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that negotiates to participate in the Plan are eligible to begin participation on or following completion of 90 days of service.

Contributions
Participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. In addition, participants may elect to contribute up to 25 percent of their annual compensation on an after-tax basis. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. Participants eligible to receive payment from the Plan may elect to defer such payment until the age of 70-1/2. Plan provisions do not provide for Company contributions.

Participant Accounts
Each participant's account is credited with a) participant's contributions, b) withdrawals and distributions, c) allocation of Plan earnings and d) allocation of administration expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by Fidelity Investments Institutional Operations Company, Inc. (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for the daily administration of Plan activity.

Investment Options

The Plan agreement provides for a wide variety of investment options in the Fidelity Funds and the Lear Corporation Stock Fund and includes the following types of investments:

Fidelity Retirement Money Market Fund -	Money Market Fund consisting of investments in short-term money market instruments such as corporate obligations, U.S. government obligations and certificates of deposit.
Fidelity U.S. Bond Index Fund -	Interim-term Bond Fund which seeks to replicate the price and interest performance of the debt securities in the Lehman Brothers Aggregated Bond Index.
Income Funds -	Income Funds consisting of investments in investment grade bonds.
Balanced Funds -	Balanced Funds consisting of investments in highly yielding U.S. and foreign securities, common and preferred stocks and all types of bonds.
Spartan U.S. Equity Index Fund -	Large-blend (Value & Growth) Funds which seek to provide investment results that correspond to the total return performance of common stock and U.S. companies.
Growth & Income Funds -	Growth and Income Funds consisting of investments in income -producing stocks and bonds of domestic and foreign companies.
Fidelity Blue Chip Fund -	Large Growth Funds which seek long-term capital appreciation through investments of common stock of blue chip companies.
Growth Funds -	Growth Funds consisting of investments in common stocks of companies that, in the opinion of the Fund's management, have above average growth potential.
International Funds -	International Funds consisting of investments primarily in stocks and bonds of foreign companies.
Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.

Vesting of Benefits

Participants are immediately 100 percent vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such accounts is subject to forfeiture. The Company has no plans to terminate the Plan.

Distribution of Benefits
Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

- Attainment of age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment.

Benefits due to total and permanent disability or death are paid in a lump sum. Such benefits may be deferred until the later of attainment of age 70-1/2 or termination of employment. Benefits due upon attainment of age 59-1/2 or upon termination of employment are paid through installments, partial withdrawals or lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year that participant attains age 70-1/2. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $5,000.

Participant Loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their account balance at an interest rate equal to the annual prime rate at the end of the preceding quarter. Repayments of any loan are made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 2002 and December 31, 2001 were $399,485 and $298,462, respectively.

Other Withdrawals
No amounts may be withdrawn from a participant's deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on the trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid using undeliverable liquidated assets. Remaining expenses are paid by the Company.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. Liabilities for excess contributions payable in the amounts of $4,391 and $57,717 have been reflected in the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001, respectively.

4. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee. These transactions are exempt transactions with a party-in-interest.

5. Tax Status

The Plan obtained its latest determination letter dated October 17, 2000, in which the Internal Revenue Service stated that the Plan, as designated on August 31, 1998, is in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (649,926)
Lear Corporation Stock Fund	(18,844)
	$ (668,770)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

Net assets available for benefits per the financial statements	$ 6,385,572
Accrued expenses	(460)
Net assets available for benefits per Form 5500	$ 6,385,112

8. Subsequent Events

Effective January 1, 2003, the Plan replaced Fidelity Investments Institutional Operations Company, Inc. as Trustee with Reliance Trust. Investment options were replaced to those carried by Reliance Trust.

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity U.S. Bond Fund	87,116	$ 979,180
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	14,886	112,685
*	Fidelity Investments	Fidelity Asset Manager Income Fund	66	716
*	Fidelity Investments	Fidelity Freedom Income Fund	3,229	34,232
*	Fidelity Investments	Fidelity Government Income Fund	6,766	70,906
*	Fidelity Investments	Fidelity Blue Chip Fund	9,344	298,450
*	Fidelity Investments	Fidelity Dividend Growth Fund	5,822	129,942
*	Fidelity Investments	Fidelity Trend Fund	165	6,382
*	Fidelity Investments	Fidelity Magellan Fund	1,108	87,521
*	Fidelity Investments	Fidelity Contrafund	4,689	180,994
*	Fidelity Investments	Fidelity Growth Company Fund	3,940	139,559
*	Fidelity Investments	Fidelity Value Fund	1,159	53,789
*	Fidelity Investments	Fidelity OTC Portfolio Fund	3,125	76,875
*	Fidelity Investments	Fidelity Capital Appreciation Fund	1,329	21,501
*	Fidelity Investments	Fidelity Disciplined Equity Fund	566	10,167
*	Fidelity Investments	Fidelity Low Priced Stock Fund	5,279	132,881
*	Fidelity Investments	Fidelity Stock Selector Fund	935	15,516
*	Fidelity Investments	Fidelity Asset Manager Growth Fund	3,006	35,977
*	Fidelity Investments	Fidelity Aggressive Growth Fund	14,851	166,186
*	Fidelity Investments	Fidelity Export & Multinational Fund	1,678	23,078
*	Fidelity Investments	Fidelity Small Capital Selector Fund	686	9,130
*	Fidelity Investments	Fidelity Mid-Capital Stock Fund	10,267	166,943
*	Fidelity Investments	Fidelity Freedom 2020 Fund	5,281	56,191
*	Fidelity Investments	Fidelity Freedom 2030 Fund	8,351	85,518
*	Fidelity Investments	Fidelity Fifty Fund	1,540	24,695
*	Fidelity Investments	Neuberger Berman Socially Responsive Trust	294	3,133
*	Fidelity Investments	Domini Social Equity Fund	97	2,101
*	Fidelity Investments	Fidelity Independence Fund	6,773	88,517
*	Fidelity Investments	Spartan U.S. Equity Index Fund	9,306	289,883
*	Fidelity Investments	Fidelity Fund	1,501	33,402
*	Fidelity Investments	Fidelity Equity Income Fund	1,874	74,324
*	Fidelity Investments	Fidelity Growth & Income Fund	3,433	104,051
*	Fidelity Investments	Fidelity Real Estate Fund	3,503	64,417
*	Fidelity Investments	Fidelity Convertible Securities Fund	1,315	21,488
*	Fidelity Investments	Fidelity Utilities Fund	916	8,887
*	Fidelity Investments	Fidelity Asset Manager Fund	4,103	56,615
*	Fidelity Investments	Fidelity Equity Income II Fund	3,887	67,588
*	Fidelity Investments	Fidelity Freedom 2000 Fund	4,582	50,451
*	Fidelity Investments	Fidelity Freedom 2010 Fund	6,430	73,563
*	Fidelity Investments	Fidelity Overseas Fund	1,434	31,551
*	Fidelity Investments	Fidelity Europe Fund	297	5,445
*	Fidelity Investments	Fidelity Pacific Basin Fund	874	11,151
*	Fidelity Investments	Fidelity International Growth & Income Fund	1,136	19,108
*	Fidelity Investments	Fidelity Canada Fund	10	182

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity Worldwide Fund	1,221	$ 14,503
*	Fidelity Investments	Fidelity Cash Reserve	1	-
*	Fidelity Investments	Fidelity Diversified International Fund	1,920	32,941
*	Fidelity Investments	Fidelity Emerging Market Fund	1,065	7,682
*	Fidelity Investments	Fidelity Global Balanced Fund	96	1,423
*	Fidelity Investments	Fidelity Retirement Money Market Fund	1,547,781	1,547,781
*	Fidelity Investments	Fidelity Puritan Fund	5,629	88,886
*	Fidelity Investments	Fidelity Balanced Fund	9,816	130,455
*	Lear Corporation	Lear Corporation Stock Plan	25,909	241,476
				5,990,018
	Participant Loans at an interest rate ranging from 4.75% to 8.5%			399,485
				$ 6,389,503

* Denotes party-in-interest

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-16415, 333-62647, 333-94787, 333-94789,) of Lear Corporation of our report dated May 16, 2003 relating to the financial statements of the Lear Corporation Salaried Retirement Savings Plan, Lear Corporation Hourly Retirement Savings Plan and Lear Corporation Hourly 401K Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan
May 16, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lear Corporation Salaried Retirement Savings Plan, Lear Corporation Hourly Retirement Savings Plan and Lear Corporation Hourly 401(k) Savings Plan (collectively, the "Plans") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, on behalf of the plan administrator of the Plans, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to their knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits under the Plans.

Date: June 26, 2003

Signed: ______________________
Roger A. Jackson
Senior Vice President – Human Resources,
Lear Corporation

Signed: ______________________
Michael P. Miller
Vice President – Global Compensation and Benefits,
Lear Corporation